STANDARD COMMERCIAL CORPORATION	EXHIBIT 11
COMPUTATION OF EARNINGS PER COMMON SHARE
(In thousands, except share information)

	Twelve months ended March 31
	2004	2003	2002
BASIC EARNINGS (LOSS) PER COMMON SHARE
Income from continuing operations	$32,520	$43,966	$37,016
Loss from discontinued operations	(46,158)	(6,085)	(17,219)

Net income (loss) applicable to common stock	$(13,638)	$37,881	$19,797

Basic average shares outstanding	13,610,773	13,458,520	13,324,134

From continuing operations	$2.39	$3.26	$2.78
Discontinued operations	(3.39)	(0.45)	(1.29)

Net income (loss)	$(1.00)	$2.81	$1.49

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Income from continuing operations	$32,520	$43,966	$37,016
Add – after-tax interest expense on 7 1/4% convertible subordinated debentures	2,156	2,180	2,448

Adjusted income from continuing operations	34,676	46,146	39,464
Loss from discontinued operations	(46,158)	(6,085)	(17,219)

Net income (loss) applicable to common stock	$(11,482)	$40,061	$22,245

Basic average shares outstanding	13,610,773	13,458,520	13,324,134
Increase in shares outstanding assuming conversion of 7 1/4% convertible subordinated debentures at November 13, 1991	1,533,390	1,551,072	1,741,057
Stock options exercisable	31,847	71,728	72,960

Diluted average shares outstanding	15,176,010	15,081,320	15,138,151

From continuing operations	$2.28	$3.06	$2.61
Discontinued operations	(3.04)	(0.40)	(1.14)

Net income (loss)	$(0.76)	$2.66	$1.47